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Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	William F. Barron* Bonnie Chan* Karen Chan † Yang Chu † James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 30, 2019
Re:	Youdao, Inc. (CIK: 0001781753) Registration Statement on Form F-1

Mr. Joshua Shainess

Ms. Kathleen Krebs

Mr. Joseph Cascarano

Mr. Robert S. Littlepage

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Shainess, Ms. Krebs, Mr. Cascarano and Mr. Littlepage:

On behalf of Youdao, Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby submitting this letter to provide additional information and responses regarding certain comments previously received in a letter (the “Letter”) from the staff of the Commission (the “Staff”) dated August 6, 2019 with respect to the Company’s draft registration statement on Form F-1 confidentially submitted on July 11, 2019 (as amended, the “Draft Registration Statement”).

September 30, 2019

The Company has addressed the above-referenced comments by revising the Registration Statement. The Staff’s prior comments are repeated below in bold, followed by the Company’s responses. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Letter, the text of which we have incorporated into this response letter for convenience in bold and which is followed by the Company’s response. In the responses below, the page number references are to the Registration Statement.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement (marked to show changes to the Draft Registration Statement submitted on September 10, 2019) and four copies of the submitted exhibits.

The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible on or around October 15, 2019. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

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Prospectus Summary

Our History and Corporate Structure, page 4

5.	Please include the beneficial ownership and voting power to be held by NetEase in the chart showing your anticipated post offering ownership structure.

In response to the Staff’s comment, the Company has revised the disclosures on pages 7 and 79 of the Registration Statement.

15.

Discuss whether management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and NetEase. For example, disclose whether directors who owe fiduciary duties to both the company and NetEase will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.

In response to the Staff’s comment, the Company respectfully submits that following this offering it will implement the following structural and contractual protections to protect against conflicts of interest that may arise between the Company and NetEase:

•

Upon the completion of the offering, the board of the directors (the “Board”) of the Company will consist of four members, including a director appointed by NetEase (the “NetEase Director”), Mr. Feng Zhou (the “Management Director”), as well as two “independent director” within the meaning of Section 303A.02 of the New York Stock Exchange Listed Company Manual and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. The Management Director is not an employee or director of NetEase. The Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Post-IPO MAA”), which will become effective upon the completion of this offering, provide that questions arising at any meeting of the Board shall be decided by at least a majority of votes of all directors then in office at a meeting at which there is a quorum, with each having one vote. As a result, any decision of the Board on any matters would be subject to the scrutiny of the independent directors and will not be passed without the approval of the Management Director and at least one independent director.

September 30, 2019

•

Upon the completion of the offering, the Company will have in place an audit committee (the “Audit Committee”) whose members consist solely of independent directors. The charter of the Audit Committee requires that any transactions that would constitute a “related party transaction” as defined by Item 7 of Form 20-F promulgated by the Commission, including any transactions between the Company and NetEase and their respective subsidiaries, require review and approval of the Audit Committee. Therefore, the NetEase Director will not participate in decisions about arrangements between the two companies.

•

In addition to the fully independent Audit Committee, the Company will also establish fully independent compensation committee (the “Compensation Committee”) and nominating and corporate governance committee (the “Nominating Committee”) upon the completion of this offering. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers, including the NetEase Director. The Nominating Committee will assist the board in selecting director candidates and in determining the composition of the Board and its committees.

•

In connection with this offering, the Company and NetEase have entered into a non-compete agreement (the “Non-compete Agreement”), which will become effective upon this offering. Under the Non-compete Agreement, (i) each of NetEase and the Company has agreed to be subject to certain non-compete restrictions during a specified period of time (the “Non-compete Period”); and (ii) each of the Company and NetEase has undertaken to the other party that during such Non-competition Period, should it have a business or investment opportunity relating to the other party’s businesses, it shall notify the other party of such opportunity in writing, and shall not pursue such opportunities unless the party receiving the notice elects not to or otherwise fails to take up the opportunity within 30 days of being informed or offered.

September 30, 2019

24.

You disclose that upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. Explain the meaning of “affiliate” for purposes of this provision and describe any exceptions to the automatic conversion.

In response to the Staff’s comment, the Company has revised the disclosures on page 186 of the Registration Statement.

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September 30, 2019

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Feng Zhou, Chief Executive Officer
Mr. Peng Su, Vice President
Youdao, Inc.

Ms. Z. Julie Gao, Esq., Partner
Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Vincent Cheuk, Partner
Ms. Aileen Mo, Partner
PricewaterhouseCoopers Zhong Tian LLP

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